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CI Financial Reports Financial Results for the First Quarter of 2022

•Diluted EPS of $0.70 or adjusted EPS1 of $0.85
•Pre-tax income of $186 million, adjusted EBITDA1 of $273 million
•Operating cash flow of $207 million, record free cash flow1 of $201 million or $1.02 per share
•Total assets of $361 billion, a year-over-year increase of 54%
•Net flow positive as a company on the strength of U.S. and Canadian wealth management
•Reached agreements to acquire three RIAs with over $21 billion in combined assets
•Expanded Canadian ultra-high-net-worth wealth management with acquisition of Northwood Family Office
•$246 million reduction in debt
•Paid quarterly dividend of $0.18 a share, totalling $35.5 million

All financial amounts in Canadian dollars at March 31, 2022, unless stated otherwise. Financial amounts for the quarter are unaudited.

TORONTO (May 12, 2022) – CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today released financial results for the quarter ended March 31, 2022.

“Achieving these strong results during a period of high economic and market uncertainty demonstrates the strength and resilience of our business model,” said Kurt MacAlpine, CI Chief Executive Officer. “Over the past two-and-a-half years, we have transformed and diversified the company, with wealth management now accounting for over 60% of our assets and U.S. wealth management becoming our largest business line by assets. These changes have made CI a larger, stronger firm and are having an increasingly positive impact on our revenues and earnings each quarter.

“The changes we made to our investment management platform continue to pay off – our investment performance relative to our peers is the highest in years and the redemptions in our mutual fund products were 50% lower than in the first quarter of 2021.”

“In Canadian wealth management, we acquired the country’s leading multi-family office in Northwood Family Office Ltd.” Mr. MacAlpine said. “The common theme in our most recent acquisitions is that they are all high-quality wealth management firms focused on the very attractive ultra-high-net-worth segment.”

“We continue to execute on our strategy and achieved significant milestones in U.S. wealth management during the first quarter. We launched the CI Private Wealth partnership, which will be key to driving the profitable growth of that business, and we reached agreements to acquire three registered investment advisors with more than $21 billion in client assets.

“We continue to take a balanced approach to allocating capital between dividends, share repurchases and debt reduction. During the quarter, we prioritized deleveraging and reduced debt by $246 million while also repurchasing shares and paying our regular dividend.”

Starting this quarter, CI has expanded its segment reporting to three segments and changed its income statement format. As CI’s strategy has rapidly evolved over the past two years, the company has reached a level of scale in its U.S. business that warrants separate disclosures and greater visibility into the performance of the business. CI has also expanded its asset management segment disclosures to provide more insight around the composition of assets under management. While prior periods have been restated to conform with the new presentation format, there is no change to consolidated financial results.

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Operating and financial data highlights

FINANCIAL AND OPERATING HIGHLIGHTS
[millions of dollars, except share amounts]	As of and for the quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Total AUM and Client Assets:
Asset Management AUM	136,271	144,247	139,380	138,187	132,626
Canada Wealth Management assets	78,957	80,633	76,859	75,521	71,066
U.S. Business assets	145,768	151,339	96,974	83,764	31,013
Total assets	360,996	376,219	313,213	297,472	234,704

Asset Management Net Inflows:
Retail	(861)	142	684	530	(601)
Institutional	(264)	(331)	(126)	(360)	(390)
Australia	(305)	82	159	(33)	46
Closed Business	(203)	(195)	(146)	(194)	(222)
U.S. Asset Management	402	260	250	413	284
Total	(1,231)	(42)	821	356	(883)

IFRS Results
Net income	137.5	123.7	45.4	118.4	124.8
Diluted earnings per share	0.70	0.63	0.22	0.58	0.60
Pretax income	185.8	175.1	82.4	166.6	162.2
Pretax margin	29.3%	28.3%	15.9%	31.7%	31.9%
Cash flow from operating activities	207.7	179.2	135.2	158.1	177.8

Adjusted Results[1]
Adjusted net income	166.8	171.0	159.2	153.0	151.6
Adjusted diluted earnings per share	0.85	0.86	0.79	0.74	0.72
Adjusted EBITDA	272.9	277.2	258.1	242.3	236.3
Adjusted EBITDA margin	46.4%	47.7%	47.0%	48.4%	50.2%
Free cash flow	201.6	187.1	180.9	164.1	155.6

Average shares outstanding	196,111,771	196,816,227	199,321,002	203,039,536	207,476,125
Ending shares outstanding	192,987,082	197,422,270	197,443,135	201,327,517	203,944,785

Total debt	3,530	3,776	3,408	3,350	2,201
Net debt	3,352	3,453	2,655	2,461	1,856
Net debt to adjusted EBITDA	3.0	3.1	2.6	2.5	1.9

1.Free cash flow, net debt, adjusted net income, adjusted earnings per share and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. For further information, see “Non-IFRS Measures” note below.

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Financial highlights
Net income grew to $137.5 million in the quarter from $123.7 million in the fourth quarter. Excluding non-operating items, adjusted net income declined slightly to $166.8 million in the quarter from $171.0 million in the fourth quarter of 2021 as higher earnings in our U.S. Wealth Management segment due to recent acquisitions were offset by lower earnings primarily from our Asset Management segment.

First quarter total net revenues grew 2.3% to $633.8 million in the quarter from $619.3 million in the fourth quarter of 2021. Excluding non-operating items, adjusted total net revenue increased 3.8% to $622.3 million, primarily driven by higher revenues from our U.S. Wealth Management segment due to recent acquisitions, partly offset by lower management fees from our Asset Management segment due to lower average AUM.
First quarter total expenses increased 1.0% to $448.0 million in the quarter from $444.2 million in the fourth quarter of 2021. Excluding non-operating items, adjusted total expenses increased 5.1% to $384.8 million primarily due to acquisitions in our U.S. Wealth Management segment.

Capital allocation
In the first quarter of 2022, CI repurchased 4.5 million shares at a cost of $92.0 million, for an average cost of $20.21 per share, and paid $35.5 million in dividends at a rate of $0.18 per share. In addition, the company reduced debt by $246 million.

The Board of Directors declared a quarterly dividend of $0.18 per share, payable on October 14, 2022 to shareholders of record on September 30, 2022. The annual dividend rate of $0.72 per share represented a yield of 4.8% on CI’s closing share price of $14.68 on May 11, 2022.

First quarter business highlights
•CI Private Wealth US, LLC (“CIPW”) is the entity through which CI holds its interests in its U.S. RIAs. CIPW is structured as a limited liability company in which CI is majority owner. Certain employees of CIPW and its affiliates subscribed for membership interests in the firm which interests were issued effective January 1, 2022. This unique model aligns the interests of all member partners and incentivizes them to collaborate, realize synergies, and drive the profitable growth of the firm as a whole.
•CI agreed to acquire three U.S. registered investment advisors (“RIAs”) with combined assets of approximately $21.6 billion. They include:
◦Certain assets of Eaton Vance WaterOak Advisors, formerly Eaton Vance Investment Counsel (“EVIC”). The Boston-based EVIC team joining CI acts as advisor on behalf of families, endowments, foundations and other institutions. The transaction is expected to be completed in the fourth quarter of 2022.
◦Corient Capital Partners, LLC, of Newport Beach, California, which serves ultra-high-net-worth individuals and families across the United States. This transaction was completed on April 29, 2022.
◦Galapagos Partners, LP of Houston, a multi-family office serving wealthy families and individuals. This transaction also closed on April 29, 2022.
•CI agreed to acquire Toronto-based Northwood Family Office Ltd. (“Northwood”), Canada’s leading multi-family office. The transaction was completed on April 1, 2022. Northwood manages and co-ordinates the integrated financial, investment and personal affairs of wealthy Canadian and global families and oversees approximately $2.2 billion of investment assets.
•In February 2022, Euromoney announced that Northwood has been ranked as the #1 family office in both Canada and North America in the prestigious Euromoney Private Banking and Wealth Management Survey for 2022.
•CI expanded its capabilities in digital assets with the acquisition of a minority stake in Newton Crypto Ltd., a Canadian crypto asset trading platform.
•CI Global Asset Management (“CI GAM”) continued to broaden its ETF lineup with the launch of several thematic ETFs: CI Galaxy Multi-Crypto ETF, CI Bio-Revolution ETF and CI Digital Security ETF.

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•CI GAM received securityholder approval for the merger of 21 mutual funds and six exchange-traded funds into other CI GAM investment funds. The mergers, which were implemented on April 8, 2022, were an important step in modernizing CI’s asset management business as they reduced product duplication and simplified the lineup for CI GAM’s advisor and investor clients.

Following quarter-end:
•CI announced its intention to sell up to 20% of its U.S. wealth management business via a U.S. initial public offering (“IPO”). CI stated that it intends to use the net proceeds from the IPO to pay down debt, and that a final decision on the IPO size, conditions and timing is pending and will be subject to market conditions.
•CI subsidiary CI Private Wealth US, LLC applied for a charter to establish and operate a South Dakota trust company. Once chartered, the trust company will offer administrative trust solutions through CI’s U.S. wealth management platform.
•Products introduced by CI GAM included CI Galaxy Blockchain ETF, CI Galaxy Metaverse ETF and CI Floating Rate Income Fund (ETF Series).

Analysts’ conference call
CI will hold a conference call with analysts today at 9:00 a.m. EDT, led by Chief Executive Officer Kurt MacAlpine and Chief Financial Officer Amit Muni. A live webcast of the call and slide presentation can be accessed here, or through the Investor Relations section of CI’s website. Alternatively, investors may listen to the discussion through the following numbers (access code: 581835):
•Canada toll-free: 1-833-950-0062
•United States toll-free: 1-844-200-6205
•United States (New York local): 1-646-904-5544.
•All other locations: 1-929-526-1599.

About CI Financial
CI Financial Corp. is an integrated global wealth and asset management company. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at  www.cifinancial.com.

Commissions, trailing commissions, management fees and expenses all may be associated with an investment in mutual funds and exchange-traded funds (ETFs). Please read the prospectus before investing. Important information about mutual funds and ETFs is contained in their respective prospectus. Mutual funds and ETFs are not guaranteed; their values change frequently, and past performance may not be repeated. You will usually pay brokerage fees to your dealer if you purchase or sell units of an ETF on recognized Canadian exchanges. If the units are purchased or sold on these Canadian exchanges, investors may pay more than the current net asset value when buying units of the ETF and may receive less than the current net asset value when selling them.

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This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition and its intention to conduct an IPO of its US wealth management business. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that CI will proceed with the IPO, that all outstanding acquisitions will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the risk that the IPO may not occur in its expected timeframe or at all, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

This communication is provided as a general source of information and should not be considered personal, legal, accounting, tax or investment advice, or construed as an endorsement or recommendation of any entity or security discussed. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies.

CI Global Asset Management is a registered business name of CI Investments Inc.

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CONSOLIDATED STATEMENT OF INCOME
For the three-month period ended March 31
[in thousands of Canadian dollars, except per share amounts]	2022 $	2021 $
REVENUE Canada asset management fees	437,623	425,122
Trailer fees and deferred sales commissions	(135,289)	(132,700)
Net asset management fees	302,334	292,422
Canada wealth management fees	138,246	119,570
U.S. wealth management fees	164,479	44,688
Other revenues	21,646	26,684
Foreign exchange gains	11,469	20,201
Other gains (losses)	(4,424)	4,136
Total net revenues	633,750	507,701
EXPENSES Selling, general and administrative	259,633	151,889
Advisor and dealer fees	106,908	95,092
Interest and lease finance	35,876	21,322
Amortization and depreciation	11,376	10,029
Amortization of intangible assets from acquisitions	24,083	9,554
Transaction, integration, restructuring and legal settlements	3,800	854
Change in fair value of contingent consideration	3,088	22,209
Other	3,226	34,603
Total expenses	447,990	345,552
Income before income taxes	185,760	162,149
Provision for income taxes Current	47,741	49,636
Deferred	511	(12,275)
	48,252	37,361
Net income for the period	137,508	124,788
Net income (loss) attributable to non-controlling interests	(639)	613
Net income attributable to shareholders	138,147	124,175
Basic earnings per share attributable to shareholders	$0.70	$0.60
Diluted earnings per share attributable to shareholders	$0.70	$0.59
Other comprehensive loss, net of tax Exchange differences on translation of foreign operations	(6,721)	(15,953)
Total other comprehensive loss, net of tax	(6,721)	(15,953)
Comprehensive income for the period	130,787	108,835
Comprehensive income (loss) attributable to non-controlling interests	(1,052)	294
Comprehensive income attributable to shareholders	131,839	108,541

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CONSOLIDATED BALANCE SHEET

[in thousands of Canadian dollars]	As at March 31, 2022 $	As at December 31, 2021 $
ASSETS
Current
Cash and cash equivalents	186,051	230,779
Client and trust funds on deposit	1,347,616	1,199,904
Investments	35,311	131,772
Accounts receivable and prepaid expenses	275,167	272,962
Income taxes receivable	3,607	3,607
Total current assets	1,847,752	1,839,024
Capital assets, net	52,676	52,596
Right-of-use assets	136,827	142,606
Intangibles	6,113,366	6,185,237
Deferred income taxes	60,162	56,901
Other assets	452,646	383,187
Total assets	8,663,429	8,659,551
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	303,990	369,081
Current portion of provisions and other financial liabilities	293,951	572,432
Redeemable non-controlling interests	564,064	—
Dividends payable	69,475	71,072
Client and trust funds payable	1,363,874	1,202,079
Income taxes payable	13,621	19,035
Current portion of long-term debt	225,268	444,486
Current portion of lease liabilities	19,617	20,216
Total current liabilities	2,853,860	2,698,401
Long-term debt	3,304,702	3,331,552
Provisions and other financial liabilities	246,998	379,641
Deferred income taxes	478,849	480,777
Lease liabilities	148,253	153,540
Total liabilities	7,032,662	7,043,911
Equity
Share capital	1,777,507	1,810,153
Contributed surplus	31,018	28,368
Deficit	(172,743)	(226,715)
Accumulated other comprehensive loss	(29,352)	(23,289)
Total equity attributable to the shareholders of the Company	1,606,430	1,588,517
Non-controlling interests	24,337	27,123
Total equity	1,630,767	1,615,640
Total liabilities and equity	8,663,429	8,659,551
STATEMENT OF CASH FLOWS

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[in thousands of Canadian dollars]	2022 $	2021 $
OPERATING ACTIVITIES (*)
Net income for the period	137,508	124,788
Add (deduct) items not involving cash
Other gains (losses)	4,424	(4,214)
Change in fair value of contingent consideration	3,088	22,209
Contingent consideration recorded as compensation	18,210	—
Recognition of vesting of redeemable non-controlling interests	3,926	—
Equity-based compensation	4,536	3,008
Amortization and depreciation	35,459	19,583
Deferred income taxes	511	(12,275)
Loss on repurchases of long-term debt	—	24,708
Cash provided by operating activities before net change in operating assets and liabilities	207,662	177,807
Net change in operating assets and liabilities	(52,856)	11,869
Cash provided by operating activities	154,806	189,676
INVESTING ACTIVITIES
Purchase of investments	(30)	(104)
Proceeds on sale of investments	94,659	—
Additions to capital assets	(3,311)	(1,881)
Increase in other assets	2,148	1,905
Additions to intangibles	(1,564)	(3,615)
Cash paid to settle acquisition liabilities	(18,288)	—
Acquisitions, net of cash acquired	(5,729)	(2,314)
Cash provided by (used in) investing activities	67,885	(6,009)
FINANCING ACTIVITIES
Repayment of long-term debt	(297,500)	(549,695)
Issuance of long-term debt	80,000	331,836
Repurchase of long-term debt	—	(45,953)
Repurchase of share capital	(91,038)	(112,744)
Payment of lease liabilities	(5,210)	(3,934)
Redeemable non-controlling interest	83,330	—
Net distributions to non-controlling interests	(1,489)	(512)
Dividends paid to shareholders	(35,511)	(37,869)
Cash used by financing activities	(267,418)	(418,871)
Net decrease in cash and cash equivalents during the period	(44,727)	(235,204)
Cash and cash equivalents, beginning of period	230,778	483,598
Cash and cash equivalents, end of period	186,051	248,394
(*) Included in operating activities are the following:
Interest paid	9,665	18,983
Income taxes paid	52,277	44,855

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ASSETS UNDER MANAGEMENT AND NET FLOWS
[billions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Beginning AUM	144.2	139.4	138.2	132.6	129.6
Gross inflows	4.9	5.2	5.1	6.1	5.7
Gross outflows	6.6	5.5	4.5	6.1	6.9
Net inflows/(outflows)	(1.6)	(0.3)	0.6	(0.1)	(1.2)
Acquisitions	—	—	—	0.2	—
Market move and FX	(6.3)	5.2	0.6	5.5	4.2
Ending AUM	136.3	144.2	139.4	138.2	132.6
Proprietary AUM	34.5	36.2	34.7	34.5	32.7
Non-proprietary AUM	101.8	108.0	104.7	103.7	99.9
Average assets under management	138.2	143.0	141.1	135.9	131.6
Annualized organic growth	(4.6) %	(0.9) %	1.6%	(0.2) %	(3.7) %

Gross management fee/average AUM	1.30%	1.30%	1.31%	1.31%	1.32%
Net management fee/average AUM	0.88%	0.88%	0.88%	0.88%	0.89%

Net Inflows
Retail	(0.9)	0.1	0.7	0.5	(0.6)
Institutional	(0.3)	(0.3)	(0.1)	(0.4)	(0.4)
Closed business	(0.2)	(0.2)	(0.1)	(0.2)	(0.2)
Total Canada net inflows	(1.3)	(0.4)	0.4	—	(1.2)
Australia	(0.3)	0.1	0.2	—	—
Total net inflows/(outflows)	(1.6)	(0.3)	0.6	(0.1)	(1.2)

RETAIL (ex Closed Business)
[billions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Beginning AUM	114.6	110.4	109.1	103.9	95.1
Net Flows	(0.9)	0.1	0.7	0.5	(0.6)
Market Move / FX	(5.3)	4.1	0.6	4.5	9.4
Acquisitions	___	___	0.2	___	___
Ending AUM	108.4	114.6	110.4	109.1	103.9
Average AUM	109.6	113.8	111.8	106.8	102.8

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INSTITUTIONAL
[billions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Beginning AUM	13.3	13.0	13.0	12.7	12.6
Net Flows	(0.3)	0.3	(0.1)	(0.4)	(0.4)
Market Move / FX	(0.3)	0.6	0.1	0.7	0.5
Acquisitions	___	___	___	___	___
Ending AUM	12.7	13.3	13.0	13.0	12.7
Average AUM	12.9	13.2	13.3	13.0	12.8

AUSTRALIA
[billions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Beginning AUM	7.3	7.0	6.9	7.1	7.0
Net Flows	(0.3)	0.1	0.1	(0.0)	0.0
Market Move / FX	(0.4)	0.2	0.0	(0.2)	0.1
Acquisitions	___	___	___	___	___
Ending AUM	6.6	7.3	7.0	6.9	7.1
Average AUM	7.0	7.1	7.0	7.1	7.1

CLOSED BUSINESS
[billions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Beginning AUM	9.1	9.0	9.1	8.9	8.9
Net Flows	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Market Move / FX	(0.3)	0.3	(0.0)	0.4	0.3
Acquisitions	___	___	___	___	___
Ending AUM	8.6	9.1	8.9	9.1	8.9
Average AUM	8.7	9.0	9.0	9.0	8.9

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AUM BY ASSET CLASS
[billions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Balanced	59.4	62.1	60.3	60.3	58.5
Equity	49.3	52.3	50.1	49.8	46.9
Fixed income	13.1	14.2	14.1	13.9	13.3
Alternatives	4.9	5.7	5.0	4.3	3.6
Cash/Other	3.0	2.7	2.8	2.9	3.2
Total Canada asset management	129.7	137.0	132.4	131.3	125.5
Australia	6.6	7.3	7.0	6.9	7.1
Total asset management segment	136.3	144.2	139.4	138.2	132.6

CANADA WEALTH MANAGEMENT CLIENT ASSETS
[billions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Beginning client assets	80.6	76.9	75.5	71.1	67.3
Acquisitions	—	—	—	—	—
Net flows and market move	(1.7)	3.8	1.3	4.5	3.8
Ending client assets	79.0	80.6	76.9	75.5	71.1
Average client assets	79.0	78.9	77.0	73.1	68.8
Wealth management fees/average client assets	0.95%	0.93%	0.94%	0.91%	0.97%

U.S. WEALTH MANAGEMENT CLIENT ASSETS
[billions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Beginning billable client assets	146.4	96.1	82.9	30.7	29.0
Acquisitions	1.1	49.3	10.1	49.5	0.0
Net flows and market move	(6.3)	1.0	3.1	2.7	1.7
Ending billable client assets	141.2	146.4	96.1	82.9	30.7
Unbillable client assets	4.6	4.9	0.9	0.8	0.4
Total client assets	145.8	151.3	97.0	83.8	31.0
Fees/beginning billable client assets[1]	0.46%	0.50%	0.52%	0.71%	0.63%
[1]2Q/21 adjusted for the timing of Segall Bryant & Hamill acquisition

NON-IFRS MEASURES

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In an effort to provide additional information regarding our results as determined by IFRS, we also disclose certain non-IFRS information which we believe provides useful and meaningful information. Our management reviews these non-IFRS financial measurements when evaluating our financial performance and results of operations; therefore, we believe it is useful to provide information with respect to these non-IFRS measurements so as to share this perspective of management. Non-IFRS measurements do not have any standardized meaning, do not replace nor are superior to IFRS financial measurements and may not be comparable to similar measures presented by other companies. The non-IFRS financial measurements include:

•Adjusted net income and adjusted basic and diluted earnings per share
•Adjusted EBITDA and adjusted EBITDA margin
•Free cash flow
•Net debt.

These non-IFRS measurements exclude the following revenues and expenses which we believe allows investors a consistent way to analyze our financial performance, allows for better analysis of core operating income and business trends and permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation:

•gains or losses related to foreign currency fluctuations on our cash balances
•costs related to our acquisitions including:
◦amortization of intangible assets
◦change in fair value of contingent consideration
◦related advisory fees
◦contingent consideration classified as compensation per IFRS
•restructuring charges including organizational expenses for the establishment of CIPW
•legal provisions for a class action related to market timing
•certain gains or losses in assets and investments
•costs related to issuing or retiring debt obligations
•expenses associated with CIPW redeemable units.

Further explanations of these Non-IFRS measures can be found in the “Non-IFRS Measures” section of Management’s Discussion and Analysis dated May 12, 2022 available on SEDAR at www.sedar.com or at www.cifinancial.com.

T: 416.364.1145 | 1.800.268.9374
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ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
[millions of dollars, except per share amounts]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Net Income	137.5	123.7	124.8
Amortization of intangible assets from acquisitions	24.1	18.7	9.9
Change in fair value of contingent consideration	3.1	43.9	22.2
Contingent consideration recorded as compensation	—	2.1	—
CIPW adjustments	32.2	—	—
FX (gains)/losses	(11.5)	(3.1)	(20.2)
Transaction, integration, restructuring and legal	3.8	13.6	0.8
Other (gains)/losses	—	(16.8)	7.1
Bond redemption costs	—	—	24.7
Total adjustments[1]	51.7	58.4	44.5
Tax effect of adjustments	(11.5)	(11.1)	(17.0)
Less: Non-controlling interest	10.9	—	0.7
Adjusted net income	166.8	171.0	151.6
Adjusted earnings per share	0.85	0.87	0.73
Adjusted diluted earnings per share	0.85	0.86	0.72
[1]Adjustment effects on income statement line items: bond redemption costs are included in other expense, CIPW adjustments and contingent consideration recorded as compensation are included in SG&A, amortization of intangible assets from acquisitions, change in fair value of contingent consideration, FX (gains)/losses, other (gains)/losses, and bond redemption costs are included in the line items of the same description.

T: 416.364.1145 | 1.800.268.9374
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EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN
[millions of dollars, except per share amounts]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Pretax income	185.8	175.1	162.2
Amortization of intangible assets from acquisitions	24.1	18.7	9.9
Depreciation and other amortization	11.4	10.9	10.0
Interest and lease finance expense	35.9	32.5	21.3
EBITDA	257.1	237.2	203.4
Change in fair value of contingent consideration	3.1	43.9	22.2
Contingent consideration recorded as compensation	18.2	2.1	—
CIPW adjustments	3.9	—	—
FX (gains)/losses	(11.5)	(3.1)	(20.2)
Transaction, integration, restructuring and legal	3.8	13.6	0.8
Other (gains)/losses	—	(16.8)	7.1
Bond redemption costs	—	—	24.7
Total adjustments	17.5	39.6	34.6
Non-controlling interest	1.8	(0.4)	1.7
Adjusted EBITDA	272.9	277.2	236.3

Reported net revenue	633.8	619.3	507.7
Less: FX gains/(losses)	11.5	3.1	20.2
Less: Non-Operating Other gains/(losses)	—	16.8	—
Less: NCI revenues	34.5	17.9	17.0
Adjusted net revenue	587.8	581.5	470.5
Adjusted EBITDA margin	46.4%	47.7%	50.2%

T: 416.364.1145 | 1.800.268.9374
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FREE CASH FLOW
[millions of dollars]	Quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Mar. 31, 2021
Cash provided by operating activities	154.8	163.7	189.7
Net change in operating assets and liabilities	52.9	15.5	(11.8)
Operating cash flow before the change in operating assets and liabilities	207.7	179.2	177.8
FX (gains)/losses	(11.5)	(3.1)	(20.2)
Transaction, integration, restructuring and legal	3.8	13.6	0.8
Other (gains)/losses	—	—	7.1
Total adjustments	(7.7)	10.5	(12.3)
Tax effect (recovery) of adjustments	1.2	(2.6)	(8.3)
Less: Non-controlling interest	(0.4)	—	1.7
Free cash flow	201.6	187.1	155.6

NET DEBT
	Quarters ended
[millions of dollars]	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Current portion of long-term debt	225.3	444.5	74.2	—	—
Long-term debt	3,304.7	3,331.6	3,350.2	3,350.2	2,200.9
	3,530.0	3,776.0	3,408.4	3,350.2	2,200.9
Less:
Cash and short-term investments	186.1	230.8	653.9	801.3	248.4
Marketable securities	20.4	116.9	122.5	121.1	122.0
Add:
Regulatory capital and non-controlling interests	28.8	25.0	23.1	33.4	25.9
Net Debt	3,352.3	3,453.4	2,655.1	2,461.2	1,856.4

Adjusted EBITDA	272.9	277.2	258.1	242.3	236.3
Adjusted EBITDA, annualized	1,106.8	1,099.8	1,024.1	971.9	958.3
Gross leverage (Gross debt/Annualized adjusted EBITDA)	3.2	3.4	3.3	3.4	2.3
Net leverage (Net debt/Annualized adjusted EBITDA)	3.0	3.1	2.6	2.5	1.9

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

SUMMARY OF QUARTERLY RESULTS
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Revenues
Asset management fees	437.6	464.9	460.9	441.1	425.1	437.6	464.9	460.9	441.1	425.1
Trailer fees and deferred sales commissions	(135.3)	(143.6)	(143.4)	(137.7)	(132.7)	(135.3)	(143.6)	(143.4)	(137.7)	(132.7)
Net asset management fees	302.3	321.3	317.5	303.5	292.4	302.3	321.3	317.5	303.5	292.4
Canada wealth management fees	138.2	134.9	132.5	119.9	119.6	138.2	134.9	132.5	119.9	119.6
U.S. wealth management fees	164.5	120.9	108.1	71.4	44.7	164.5	120.9	108.1	71.4	44.7
Other revenues	21.6	27.3	11.2	18.0	26.7	21.6	27.3	11.2	18.0	26.7
FX gains/(losses)	11.5	3.1	(50.3)	8.2	20.2	—	—	—	—	—
Other gains/(losses)	(4.4)	11.9	(1.1)	3.8	4.1	(4.4)	(4.9)	(1.1)	2.5	11.2
Total net revenues	633.8	619.3	517.9	524.7	507.7	622.3	599.4	568.2	515.2	494.6
Expenses
Selling, general & administrative	259.6	214.6	201.9	173.9	151.9	241.4	212.5	197.7	173.0	151.9
Advisor and dealer fees	106.9	104.8	103.4	93.4	95.1	106.9	104.8	103.4	93.4	95.1
Other	3.2	5.7	6.5	5.3	34.6	(10.8)	5.7	6.5	5.0	9.9
Interest and lease finance expense	35.9	32.5	31.6	24.2	21.3	35.9	32.5	31.6	24.2	21.3
Depreciation and other amortization	11.4	10.9	10.3	9.7	10.0	11.4	10.4	10.0	9.4	9.7
Amortization of intangible assets from acquisitions	24.1	18.2	16.4	11.7	9.6	—	—	—	—	—
Transaction, integration, restructuring and legal	3.8	13.6	3.9	17.5	0.8	—	—	—	—	—
Change in fair value of contingent consideration	3.1	43.9	61.4	22.4	22.2	—	—	—	—	—
Total expenses	448.0	444.2	435.5	358.2	345.6	384.8	365.9	349.2	305.1	287.9
Pretax income	185.8	175.1	82.4	166.6	162.2	237.5	233.4	219.0	210.1	206.7
Income tax expense	48.3	51.3	37.0	48.2	37.4	59.7	62.5	58.1	56.4	54.3
Net income	137.5	123.7	45.4	118.4	124.8	177.8	171.0	160.9	153.8	152.4
Non-controlling interest	(0.6)	—	1.6	0.8	0.6	10.9	—	1.6	0.8	0.7
Net income attributable to shareholders	138.1	123.7	43.8	117.6	124.2	166.8	171.0	159.2	153.0	151.6
Basic earnings per share	0.70	0.63	0.22	0.58	0.60	0.85	0.87	0.80	0.75	0.73
Diluted earnings per share	0.70	0.62	0.22	0.57	0.59	0.85	0.86	0.79	0.74	0.72

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Revenues
Asset management fees	442.5	469.6	465.6	445.5	429.2	442.5	469.6	465.6	445.5	429.2
Trailer fees and deferred sales commissions	(143.9)	(152.6)	(152.4)	(146.3)	(141.1)	(143.9)	(152.6)	(152.4)	(146.3)	(141.1)
Net asset management fees	298.6	316.9	313.2	299.3	288.2	298.6	316.9	313.2	299.3	288.2
Other revenues	10.2	19.9	3.2	12.2	20.8	10.2	19.9	3.2	12.2	20.8
FX gains/(losses)	11.4	(1.4)	(19.0)	1.2	8.2	—	—	—	—	—
Other gains/(losses)	(4.4)	12.0	(1.1)	3.8	4.2	(4.4)	(4.8)	(1.1)	2.5	4.2
Total net revenues	315.8	347.5	296.3	316.5	321.4	304.4	332.1	315.3	313.9	313.2
Expenses
Selling, general & administrative	96.8	108.7	109.6	104.9	102.8	96.8	108.7	109.6	104.9	102.8
Other	—	(0.5)	1.6	0.2	0.3	—	(0.5)	1.6	0.2	0.3
Interest and lease finance expense	1.0	0.5	0.5	0.6	0.6	1.0	0.5	0.5	0.6	0.6
Depreciation and other amortization	5.0	5.6	5.5	5.5	6.7	5.0	5.6	5.5	5.5	6.7
Amortization of intangible assets from acquisitions	0.6	0.6	0.6	0.6	0.5	—	—	—	—	—
Transaction, integration, restructuring and legal	(0.9)	10.4	0.4	14.6	0.1	—	—	—	—	—
Change in fair value of contingent consideration	4.0	14.2	1.9	10.0	—	—	—	—	—	—
Total expenses	106.5	139.4	120.2	136.4	111.1	102.8	114.2	117.2	111.1	110.4
Pretax income	209.3	208.0	176.1	180.1	210.3	201.6	217.9	198.1	202.8	202.8

Non-IFRS adjustments
Pretax income	209.3	208.0	176.1	180.1	210.3	201.6	217.9	198.1	202.8	202.8
Amortization of intangible assets from acquisitions	0.6	0.6	0.6	0.6	0.5	—	—	—	—	—
Depreciation and other amortization	5.0	5.6	5.5	5.5	6.7	5.0	5.6	5.5	5.5	6.7
Interest and lease finance expense	1.0	0.5	0.5	0.6	0.6	1.0	0.5	0.5	0.6	0.6
EBITDA	215.9	214.7	182.7	186.7	218.1	207.6	223.9	204.1	208.8	210.0
Change in fair value of contingent consideration	4.0	14.2	1.9	10.0	—	—	—	—	—	—
FX (gains)/losses	(11.4)	1.4	19.0	(1.2)	(8.2)	—	—	—	—	—
Transaction, integration, restructuring and legal	(0.9)	10.4	0.4	14.6	0.1	—	—	—	—	—
Other (gains)/losses	—	(16.8)	—	(1.4)	—	—	—	—	—	—
Total adjustments	(8.3)	9.2	21.4	22.1	(8.1)	—	—	—	—	—
Less: Non-controlling interest	0.4	0.1	0.5	0.2	—	0.4	0.1	0.5	0.2	—
Adjusted EBITDA	207.2	223.8	203.6	208.6	210.0	207.2	223.8	203.6	208.6	210.0

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RESULTS OF OPERATIONS - CANADA WEALTH MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Revenues
Canada wealth management fees	185.7	184.3	181.7	166.5	164.4	185.7	184.3	181.7	166.5	164.4
Other revenues	17.1	16.0	14.8	13.9	13.9	17.1	16.0	14.8	13.9	13.9
FX gains/(losses)	0.1	0.8	0.7	0.7	1.2	—	—	—	—	—
Other gains/(losses)	—	(0.1)	—	—	—	—	(0.1)	—	—	—
Total net revenues	202.9	201.1	197.2	181.1	179.5	202.8	200.3	196.5	180.4	178.3
Expenses
Selling, general & administrative	41.4	39.9	37.8	35.7	34.6	41.4	39.9	37.8	35.7	34.6
Advisor and dealer fees	145.6	145.2	143.5	131.3	131.4	145.6	145.2	143.5	131.3	131.4
Other	2.9	3.2	1.8	1.3	8.5	2.9	3.2	1.8	1.3	1.4
Interest and lease finance expense	0.2	0.2	0.2	0.1	0.1	0.2	0.2	0.2	0.1	0.1
Depreciation and other amortization	2.5	2.3	2.4	2.5	2.4	2.5	2.3	2.4	2.5	2.4
Amortization of intangible assets from acquisitions	1.6	1.5	1.7	1.3	1.0	—	—	—	—	—
Transaction, integration, restructuring and legal	0.8	0.1	0.1	—	0.5	—	—	—	—	—
Change in fair value of contingent consideration	—	—	—	—	—	—	—	—	—	—
Total expenses	195.0	192.6	187.5	172.3	178.4	192.6	191.0	185.7	171.0	169.8
Pretax income	7.9	8.5	9.7	8.8	1.1	10.2	9.3	10.8	9.5	8.5

Non-IFRS adjustments
Pretax income	7.9	8.5	9.7	8.8	1.1	10.2	9.3	10.8	9.5	8.5
Amortization of intangible assets from acquisitions	1.6	1.6	1.8	1.4	1.1	—	0.1	0.1	0.1	0.1
Depreciation and other amortization	2.5	2.3	2.4	2.5	2.4	2.5	2.3	2.4	2.5	2.4
Interest and lease finance expense	0.2	0.2	0.2	0.1	0.1	0.2	0.2	0.2	0.1	0.1
EBITDA	12.1	12.6	14.0	12.8	4.6	12.9	11.9	13.5	12.2	11.0
FX (gains)/losses	(0.1)	(0.8)	(0.7)	(0.7)	(1.2)	—	—	—	—	—
Transaction, integration, restructuring and legal	0.8	0.1	0.1	—	0.5	—	—	—	—	—
Other (gains)/losses	—	—	—	—	7.1	—	—	—	—	—
Total adjustments	0.8	(0.7)	(0.6)	(0.6)	6.4	—	—	—	—	—
Less: Non-controlling interest	—	(1.5)	0.7	0.5	0.3	—	(1.5)	0.7	0.5	0.3
Adjusted EBITDA	12.9	13.5	12.8	11.6	10.7	12.9	13.5	12.8	11.6	10.7

T: 416.364.1145 | 1.800.268.9374
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RESULTS OF OPERATIONS - U.S. WEALTH MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021
Revenues
U.S. wealth management fees	164.5	120.9	108.1	71.4	44.7	164.5	120.9	108.1	71.4	44.7
Other revenues	4.8	1.3	2.6	0.9	0.5	4.8	1.3	2.6	0.9	0.5
FX gains/(losses)	—	3.7	(31.9)	6.3	10.7
Other gains/(losses)	—	—	—	—	(0.1)	—	—	—	—	(0.1)
Total net revenues	169.2	125.9	78.8	78.6	55.9	169.2	122.2	110.7	72.3	45.2
Expenses
Selling, general & administrative	136.9	80.8	68.8	46.9	27.3	114.8	78.7	64.6	46.0	27.3
Advisor and dealer fees	—	—	—	—	—	—	—	—	—	—
Other	0.4	2.9	3.1	3.5	1.1	0.4	2.9	3.1	3.5	1.1
Interest and lease finance expense	0.5	0.4	0.4	0.2	0.1	0.5	0.4	0.4	0.2	0.1
Depreciation and other amortization	3.9	3.1	2.5	1.7	1.0	3.9	3.1	2.5	1.7	1.0
Amortization of intangible assets from acquisitions	21.9	16.1	14.1	9.8	8.0
Transaction, integration, restructuring and legal	3.9	3.1	3.4	2.9	0.2
Change in fair value of contingent consideration	(0.9)	29.7	59.5	12.4	22.2	—	—	—	—	—
Total expenses	166.5	136.1	151.7	77.4	59.9	119.6	85.2	70.5	51.4	29.5
Pretax income	2.7	(10.2)	(72.9)	1.2	(4.0)	49.7	37.0	40.2	20.9	15.7

Non-IFRS adjustments
Pretax income	2.7	(10.2)	(72.9)	1.2	(4.0)	49.7	37.0	40.2	20.9	15.7
Amortization of intangible assets from acquisitions	21.9	16.5	14.4	10.1	8.3	—	0.5	0.3	0.3	0.3
Depreciation and other amortization	3.9	3.1	2.5	1.7	1.0	3.9	3.1	2.5	1.7	1.0
Interest and lease finance expense	0.5	0.4	0.4	0.2	0.1	0.5	0.4	0.4	0.2	0.1
EBITDA	29.1	9.9	(55.6)	13.2	5.4	54.1	41.0	43.4	23.1	17.0
Change in fair value of contingent consideration	(0.9)	29.7	59.5	12.4	22.2	—	—	—	—	—
Contingent consideration recorded as compensation	18.2	2.1	4.2	0.9	—	—	—	—	—	—
CIPW adjustments	3.9	—	—	—	—	—	—	—	—	—
FX (gains)/losses	—	(3.7)	31.9	(6.3)	(10.7)	—	—	—	—	—
Transaction, integration, restructuring and legal	3.9	3.1	3.4	2.9	0.2	—	—	—	—	—
Total adjustments	25.0	31.1	99.0	9.9	11.6	—	—	—	—	—
Less: Non-controlling interest	1.3	1.0	1.7	1.0	1.4	1.3	1.0	1.7	1.0	1.4
Adjusted EBITDA	52.8	40.0	41.7	22.1	15.6	52.8	40.0	41.7	22.1	15.6

T: 416.364.1145 | 1.800.268.9374
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Contacts:
Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@stre    etcredpr.com